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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT
                          PURSUANT TO SECTION 14(d)(1)
                                       OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                                  SCHEDULE 13D
                                 (RULE 13D-101)
                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                           PURSUANT TO RULE 13d-1(a)

                             METRA BIOSYSTEMS, INC.

                           (Name of Subject Company)

                          MBS ACQUISITION CORPORATION

                          A WHOLLY-OWNED SUBSIDIARY OF
                               QUIDEL CORPORATION

                                    (Bidder)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE

                         (Title of Class of Securities)

                                  591591 10 2

                     (CUSIP Number of Class of Securities)
                            ------------------------

                                 ANDRE DE BRUIN

                     PRESIDENT AND CHIEF EXECUTIVE OFFICER

                               QUIDEL CORPORATION

                              10165 MCKELLAR COURT

                        SAN DIEGO, CALIFORNIA 92121-4201

                                  619.552.1100

                            (FACSIMILE) 619.646.8016

                 (Name, Address and Telephone Number of Person
     Authorized to Receive Notices and Communications on Behalf of Bidders)

                                   COPIES TO:

                            MARK W. SHURTLEFF, ESQ.

                          GIBSON, DUNN & CRUTCHER LLP

                                  4 PARK PLAZA

                            IRVINE, CALIFORNIA 92614

                                  949.451.3800

                            (FACSIMILE) 949.451.4220

                           CALCULATION OF FILING FEE

                 TRANSACTION VALUATION(1)                                       AMOUNT OF FILING FEE
                      $22,600,544.30                                                  $4,520.11

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:                     Filing Party:
                           -------------                   -------------
Form or Registration No.:                   Date Filed:
                           -------------                   -------------

NOTE: The remainder of this cover page is only to be completed if this Schedule 14D-1 (or amendment thereto) is being filed, INTER ALIA, to satisfy the reporting requirements of Section 13(d) of the Securities Exchange Act of 1934. SEE General Instructions D, E and F to Schedule 14D-1.

------------------------

1 For purposes of fee calculation only. The total transaction value is based on approximately 12,696,935 Shares outstanding as of May 31, 1999 multiplied by the offer price of $1.78 per Share. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, equals 1/50 of 1% of the value of the Shares to be purchased.

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                        (CONTINUED ON FOLLOWING PAGE(S))
                              (Page 1 of 7 Pages)

                                     14D-1

CUSIP NO. 591591 10 2                                          Page 2 of 7 Pages

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1.  Name of Reporting Persons
    S.S. or I.R.S. Identification No. of Above Persons
    MBS Acquisition Corporation
    I.R.S. Identification No.: To be applied for.
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2.  Check the appropriate box if a member of a group*                    (a) / /

                                                                         (b) /X/

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3.  SEC Use Only

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4.  Source of funds *

    BK, WC
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5.  Check box if disclosure of legal proceedings is required pursuant to Item
    2(e) or 2(f)                                                             / /

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6.  Citizenship or place of organization

    Delaware
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7.  Aggregate amount beneficially owned by each reporting person

   35,459,260 shares (MBS Acquisition Corporation, a wholly-owned subsidiary of Quidel Corporation, has the right, under some circumstances, to acquire up to approximately 35,459,260 shares of the common stock of Metra Biosystems, Inc. pursuant to that certain Stock Option Agreement, dated as of June 4, 1999, among Quidel Corporation, Metra Biosystems, Inc. and MBS Acquisition Corporation)
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8.  Check box if the aggregate amount in row (7) excludes certain shares*    /X/

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9.  Percent of class represented by amount in row (7)

    70.9%
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10. Type of Reporting Person*

    CO
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     14D-1

CUSIP NO. 591591 10 2                                          Page 3 of 7 Pages

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1.  Name of Reporting Persons
    S.S. or I.R.S. Identification No. of Above Persons
    Quidel Corporation

    I.R.S. Identification No.: 94-2573850
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2.  Check the appropriate box if a member of a group*                    (a) / /

                                                                         (b) /X/

--------------------------------------------------------------------------------

3.  SEC Use Only

--------------------------------------------------------------------------------

4.  Source of funds *

    BK, WC
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5.  Check box if disclosure of legal proceedings is required pursuant to Item
    2(e) or 2(f)                                                             / /

--------------------------------------------------------------------------------

6.  Citizenship or place of organization

    Delaware
--------------------------------------------------------------------------------

7.  Aggregate amount beneficially owned by each reporting person

   35,459,260 shares (MBS Acquisition Corporation, a wholly-owned subsidiary of Quidel Corporation, has the right, under some circumstances, to acquire up to approximately 35,459,260 shares of the common stock of Metra Biosystems, Inc. pursuant to that certain Stock Option Agreement, dated as of June 4, 1999, among Quidel Corporation, Metra Biosystems, Inc. and MBS Acquisition Corporation)
--------------------------------------------------------------------------------

8.  Check box if the aggregate amount in row (7) excludes certain shares*    /X/

--------------------------------------------------------------------------------

9.  Percent of class represented by amount in row (7)

    70.9%
--------------------------------------------------------------------------------

10. Type of Reporting Person*

    CO
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  INTRODUCTION

    This Tender Offer Statement on Schedule 14D-1 (this "Statement") relates to the offer by MBS Acquisition Corporation (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Quidel Corporation, a Delaware corporation ("Parent"), to purchase all outstanding shares of common stock, par value $0.001 per share (the "Shares"), of Metra Biosystems, Inc., a California corporation (the "Company"), and the associated preferred shares purchase rights (the "Rights") issued pursuant to the Preferred Shares Rights Agreement, dated as of January 11, 1994 (the "Rights Agreement"), between the Company and American Stock Transfer & Trust Co., as Rights Agent, as first amended on January 17, 1997, as second amended on November 3, 1998 and as third amended on June 4, 1999, at a purchase price of $1.78 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 9, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 4, 1999, by and among Parent, the Company and the Purchaser, which provides, among other things, that as promptly as practicable after the satisfaction or, if permissible, waiver of the conditions set forth therein, the Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation, and each issued and outstanding Share (other than any Shares held by Parent, the Purchaser or any wholly-owned subsidiary of Parent or the Purchaser or in the treasury of the Company or by any wholly-owned subsidiary of the Company, which Shares will be canceled with no payment being made with respect thereto, and other than Shares, if any, held by shareholders who perfect their appraisal rights under California law) will, by virtue of the Merger and without any action by the holder thereof, be converted into the right to receive $1.78, in cash, payable to the holder thereof, without interest thereon, upon the surrender of the certificate formerly representing the Share.

    The information contained in this Statement concerning the Company, including, without limitation, information concerning the background of the transaction, the deliberations, approvals and recommendations of the Board of Directors of the Company in connection with the transaction, the opinion of the Company's financial advisor, and the Company's capital structure and historical and projected financial information, was supplied by the Company. Neither Parent nor the Purchaser takes any responsibility for the accuracy of such information.

ITEM 1. SECURITY AND SUBJECT COMPANY.

    (a) The name of the subject company is Metra Biosystems, Inc., a California corporation, which has its principal executive offices at 265 North Whisman Road, Mountain View, California 94043-3911.

    (b) The information set forth in the Offer to Purchase under the section "INTRODUCTION," Section 1 ("Terms of the Offer"), and Section 11 ("Purpose of the Offer; the Merger Agreement; Appraisal Rights; Plans for the Company; the Rights") is incorporated herein by reference.

    (c) The information set forth in the Offer to Purchase under Section 6 ("Price Range of the Shares; Dividends") is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

    (a)-(d) This Statement is filed by Parent and the Purchaser (collectively, "Quidel"). The information set forth in the Offer to Purchase under the section "INTRODUCTION," Section 9 ("Certain Information Concerning Parent and the Purchaser") and Schedule I is incorporated herein by reference.

    (e)-(f) During the last five years, neither Quidel, nor, to the knowledge of Quidel, any of the persons listed in Schedule I of the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

    (g) The information set forth in the Offer to Purchase under Schedule I is incorporated herein by reference.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

    (a)-(b) The information set forth in the Offer to Purchase under the section "INTRODUCTION," Section 9 ("Certain Information Concerning Parent and the Purchaser"), Section 10 ("Background of the Offer;

Past Contacts with the Company") and Section 11 ("Purpose of the Offer; the Merger Agreement, Appraisal Rights; Plans for the Company; the Rights") is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a)-(b) The information set forth in the Offer to Purchase under Section 12 ("Source and Amount of Funds") is incorporated herein by reference.

    (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

    (a)-(g) The information set forth in the Offer to Purchase under the section "INTRODUCTION," Section 7 ("Possible Effects of the Offer on the Market for the Shares; Nasdaq Quotation; Exchange Act Registration; Margin Regulations"), Section 10 ("Background of the Offer; Past Contacts with the Company"), Section 11 ("Purpose of the Offer; the Merger Agreement; Appraisal Rights; Plans for the Company; the Rights") and Section 13 ("Dividends and Distributions") is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a)-(b) MBS Acquisition Corporation, a wholly-owned subsidiary of Quidel Corporation, has the right, under some circumstances, to acquire up to 37,303,065 shares of the common stock of Metra Biosystems, Inc. pursuant to that certain Stock Option Agreement, dated as of June 4, 1999, among Quidel Corporation, Metra Biosystems, Inc. and MBS Acquisition Corporation. Dr. Mary Lake Polan, a director of Parent who is also a director of the Company, beneficially owns 46,664 Shares (which beneficial ownership is disclaimed by Parent and the Purchaser). The information set forth in the Offer to Purchase under Section 11 ("Purpose of the Offer; the Merger Agreement; Appraisal Rights; Plans for the Company; the Rights"), Schedule I and the Stock Option Agreement, a copy of which is attached hereto as Exhibit (c)(2), is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

    The information set forth in the Offer to Purchase under the section "INTRODUCTION," Section 9 ("Certain Information Concerning Parent and the Purchaser"), Section 10 ("Background of the Offer; Past Contacts with the Company"), Section 11 ("Purpose of the Offer; the Merger Agreement; Appraisal Rights; Plans for the Company; the Rights") and Section 15 ("Certain Legal Matters; Required Regulatory Approvals") is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth in the Offer to Purchase under Section 16 ("Certain Fees and Expenses") is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    The information set forth in the Offer to Purchase under Section 9 ("Certain Information Concerning Parent and the Purchaser") is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

    (a) The information set forth in the Offer to Purchase under the section "INTRODUCTION," Section 10 ("Background of the Offer; Past Contacts with the Company") and Section 11 ("Purpose of the Offer; the Merger Agreement; Appraisal Rights; Plans for the Company; the Rights") is incorporated herein by reference.

    (b)-(c) The information set forth in the Offer to Purchase under the section "INTRODUCTION," Section 11 ("Purpose of the Offer; the Merger Agreement; Appraisal Rights; Plans for the Company; the Rights") and Section 15 ("Certain Legal Matters; Required Regulatory Approvals") is incorporated herein by reference.

    (d) The information set forth in the Offer to Purchase under Section 7 ("Possible Effects of the Offer on the Market for Shares; Nasdaq Quotation; Exchange Act Registration; Margin Regulations") is incorporated herein by reference.

    (e) The information set forth in the Offer to Purchase under Section 15 ("Certain Legal Matters; Required Regulatory Approvals") is incorporated herein by reference.

    (f) The information set forth in the Offer to Purchase, the Letter of Transmittal and Agreement and Plan of Merger, copies of which are attached hereto as Exhibits (a)(1), (a)(2) and (c)(1), respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

    (a)(1)  Offer to Purchase, dated June 9, 1999

    (a)(2)  Letter of Transmittal

    (a)(3) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

    (a)(4) Letter to Clients for Use by Brokers, Dealers, Commercial Bank Companies and Other Nominees

    (a)(5)  Notice of Guaranteed Delivery

    (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

    (a)(7) Text of joint press release, dated June 7, 1999, issued by the Company and Parent

    (a)(8)  Form of summary advertisement, dated June 9, 1999

    (b)    Commitment letter, dated June 4, 1999, from Bank of America NT&SA

    (c)(1) Agreement and Plan of Merger, dated as of June 4, 1999, among Quidel Corporation, a Delaware corporation, Metra Biosystems, Inc., a California corporation, and MBS Acquisition Corporation, a Delaware corporation

    (c)(2) Stock Option Agreement, dated as of June 4, 1999, among Quidel Corporation, a Delaware corporation, Metra Biosystems, Inc., a California corporation, and MBS Acquisition Corporation, a Delaware corporation

    (c)(3) Indemnification Agreement, dated as of June 4, 1999, among Quidel Corporation, a Delaware corporation, Metra Biosystems, Inc., a California corporation, and MBS Acquisition Corporation, a Delaware corporation

    (d)    Not applicable

    (e)    Not applicable

    (f)    Not applicable

                                   SIGNATURE

    After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                              MBS ACQUISITION CORPORATION,
Dated: June 9, 1999                           a Delaware corporation

                                              By:        /s/ ANDRE DE BRUIN
                                                         -------------------------------------------
                                                         Andre de Bruin
                                                         PRESIDENT

                                              QUIDEL CORPORATION,
                                              a Delaware corporation

                                              By:        /s/ ANDRE DE BRUIN
                                                         -------------------------------------------
                                                         Andre de Bruin
                                                         PRESIDENT & CHIEF EXECUTIVE OFFICER